UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

Z-Seven Fund, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities) 988789103 (CUSIP Number)

Andrew Pegge	Richard W. Cohen
Laxey Partners Limited	Lowey Dannenberg Bemporad & Selinger, P.C.
Summerhill	The Gateway - 11th Floor
The Old Chapel	One North Lexington Ave.
Onchan	White Plains, NY 10601
Isle of Man IM3 1NA	(914) 997-0500
011 44 1624 690900

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

February 11, 2005 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	X	] Rule 13d-1(b)
[		] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 988789103

1.	Names of Reporting Persons. LAXEY PARTNERS LIMITED I.R.S. Identification Nos. of above persons (entities only). NO I.R.S. IDENTIFICATION NO.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization ISLE OF MAN

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 112,200

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 112,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.99%

12.	Type of Reporting Person IA*
*Not registered under the Investment Company Act of 1940.
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Item 1.
(a)	Name of Issuer Z-Seven Fund, Inc.
(b)	Address of Issuer's Principal Executive Offices 1819 S. Dobson Road Suite 109 MESA, AZ 85202-5656

Item 2.
(a)

Name of Person Filing

This statement is being filed by Laxey Partners Limited, an Isle of Man company ("Laxey") and an investment adviser registered under §203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b- 3), with respect to the shares of the common stock of Z-Seven Fund, Inc. owned directly by: (i) The Value Catalyst Fund Limited, a Cayman Islands company ("Catalyst"), (ii) Laxey Investors Limited, a British Virgin Islands company ("LIL"), (iii) LP Value Limited, a British Virgin Islands company ("LPV"), (iv) Laxey Investors L.P., a Delaware limited partnership ("LILP"), (v) Laxey Universal Value, LP, a Delaware limited partnership ("LUV"), and (vi) various third party discretionary accounts for the benefit of various unaffiliated third parties (the “discretionary accounts”). Laxey serves as the investment manager of Catalyst, LIL, LPV, LILP, LUV, and the discretionary accounts. Catalyst, LIL, LPV, LILP and LUV are not registered under the Investment Company Act of 1940.

(b)	Address of Principal Business Office or, if none, Residence The Old Chapel Summerhill Onchan Isle of Man IM3 1NA 011 44 1624 690900
(c)	Citizenship Isle of Man
(d)	Title of Class of Securities Common Stock, par value $.001 per share
(e)	CUSIP Number 988789103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ X ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 112,200*
(b)	Percent of class: 5.99%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 112,200*
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 112,200*

    *     Laxey, as the investment manager of Catalyst, LIL, LPV, LILP, LUV, and the discretionary accounts, has the power to vote and dispose of the shares of Z-Seven Fund, Inc. owned directly by Catalyst, LIL, LPV, LILP, LUV, and the discretionary accounts. Each of Catalyst, LIL, LPV, LILP, LUV, and the discretionary accounts owns less than 5% of the issued and outstanding shares of Z-Seven Fund, Inc. as follows: (i) Catalyst owns 30,300 shares, representing 1.62% of the issued and outstanding shares of Z-Seven Fund, Inc., (ii) LIL owns 15,200 shares, representing .81% of the issued and outstanding shares of Z-Seven Fund, Inc., (iii) LPV owns 28,700 shares, representing 1.53% of the issued and outstanding shares of Z-Seven Fund, Inc., (iv) LILP owns 15,000 shares, representing .80% of the issued and outstanding shares of Z-Seven Fund, Inc., (v) LUV owns 10,825 shares, representing .58% of the issued and outstanding shares of Z-Seven Fund, Inc., and (vi) the discretionary accounts collectively own 12,175 shares, representing .65% of the issued and outstanding shares of Z-Seven Fund, Inc. The Z-Seven Fund, Inc. shares owned directly by Catalyst, LIL, LPV, LILP, LUV, and the discretionary accounts were acquired in the ordinary course of business and not with the purpose nor the effect of changing or influencing the control of the issuer, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2005
LAXEY PARTNERS LIMITED
By:	/s/ Andrew Pegge Name: Andrew Pegge
Title:	Director

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